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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ventoux Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4605 Monte Sereno Dr.
(No. and Street)

Loomis (City) CA (State) 95650 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Jordan 770-851-9952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL /Ascent Group, LLC
(Name – *if individual, state last, first, middle name*)

2810 Premier Parkway, Suite 200 (Address) Duluth (City) GA (State) 30097 (Zip Code)

RECEIVED
2016 AUG 24 AM 8:02
SEC / TM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK JORDAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ventony Securities, LLC, as of 12/31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of January, 2016, by
(1) Mark Jordan
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public


SUSAN M. DYMOND
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2031840
LOS ANGELES COUNTY
My Comm. Exp. July 12, 2017

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation **Document Date:** 12-31-15

Number of Pages: 1 **Signer(s) Other Than Named Above:** N/A

TABLE OF CONTENTS


AGL | Ascent
Your Financial Business Matters.

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.agl-ascent.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Ventoux Securities, LLC

We have audited the accompanying statement of financial condition of Ventoux Securities, LLC as of December 31, 2015, and the related statements of loss and members' capital, and cash flows for the year then ended. These financial statements are the responsibility of Ventoux Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ventoux Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, the computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and the information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of Ventoux Securities, LLC's financial statements. The supplemental information is the responsibility of Ventoux Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

AGL Ascent Group, LLC

Duluth, Georgia
January 29, 2016

VENTOUX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	15,429
Total Assets	$	15,429

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	4,500
Members' capital		10,929
Total Liabilities and Members' Capital	$	15,429

See accompanying notes.

VENTOUX SECURITIES, LLC
STATEMENT OF LOSS AND MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Commission income	$	1,318,320
Other revenues		290
Total Revenues		1,318,610
EXPENSES		
Registered representative commissions		1,294,991
Regulatory fees and expenses		18,961
General and administrative		9,407
Total Expenses		1,323,359
NET LOSS		(4,749)
BEGINNING MEMBERS' CAPITAL		15,678
ENDING MEMBERS' CAPITAL	$	10,929

See accompanying notes.

VENTOUX SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (4,749)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Other assets	303
Accounts payable and accrued expenses	3,754
Net cash used in operating activities	(692)
Net decrease in cash and cash equivalents	(692)
Cash and cash equivalents at beginning of year	16,121
Cash and cash equivalents at end of year	$ 15,429

See accompanying notes.

1. Organization and description of business

Ventoux Securities, LLC (the "Company"), is a non-carrying, non-clearing, and non-introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking and mergers and acquisitions advisory services to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few large transactions each year. Because of the nature of this business, the Company may experience long periods without closing a transaction. The Company, a Georgia Limited Liability Corporation, formed on January 16, 2001 and is based in California.

2. Summary of significant accounting policies

a. Basis of accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. Investment banking and other advisory services

Investment banking revenues include fees and commissions arising from advisory services. Fees and commissions are recorded at the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commissions expense arising from these transactions, are also recorded at the date they are reasonably determined.

c. Advertising costs

Advertising and promotion expenses are recognized as incurred. There were no advertising costs incurred during the year.

d. Income taxes

The Company is a Georgia Limited Liability Corporation ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its members.

2. Summary of significant accounting policies (continued)

d. Income taxes - continued

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2015. The Company is no longer subject to examination by taxing authorities for years prior to 2012.

e. Cash and cash equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

f. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

g. Accounts receivable and bad debts

At December 31, 2015, management has recorded no accounts receivable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

h. Subsequent events

The Company has evaluated subsequent events through the date and time the financial statements were available to be issued on January 29, 2016.

i. Fair value of financial instruments

The Company determines fair value of financial instruments in accordance with FASB ASC topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

2. Summary of significant accounting policies (continued)

i. Fair value of financial instruments

FASB ASC topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820, *Fair Value Measurements and Disclosures*, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There are no assets or liabilities that are measured at fair value on a recurring basis.

3. Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2015, the Company has net capital of $10,929 which exceeds its requirement of $5,000 by $5,929.

4. Concentrations of credit risk

The Company maintains cash balances at banks and other financial institutions. At various times during the year these balances may exceed Federal Deposit Insurance Corporation (FDIC) limits.

The Company is engaged in various investment banking activities in which counterparties primarily include private and public companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Customer concentrations

During the year all revenues were generated from two customers.

SUPPLEMENTARY INFORMATION

VENTOUX SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Schedule I

Net Capital		
Total Partners' capital	$	10,929
Deduct total non-allowable assets		-
Net capital before haircuts on securities		10,929
Haircuts on securities		-
Net Capital	$	10,929
Aggregated Indebtedness		
Accounts payable and accrued expenses	$	4,500
Total Aggregate Indebtedness	$	4,500
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess Net Capital	$	5,929
Percentage of aggregate indebtedness to net capital		41%
Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$	10,929
Audit adjustment to record additional expenses and liabilities		-
Net Capital, as reported in Company's audited financial report	$	10,929

See report of independent registered public accounting firm.

VENTOUX SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Schedule II

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of and for the year ended December 31, 2015.

See report of independent registered public accounting firm.

VENTOUX SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Schedule III

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of and for the year ended December 31, 2015.

See report of independent registered public accounting firm.


AGL | Ascent
Your Financial Business Matters

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.agl-ascent.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Ventoux Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ventoux Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ventoux Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Ventoux Securities, LLC stated that Ventoux Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ventoux Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ventoux Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AGL Ascent Group, LLC

Duluth, Georgia
January 29, 2016

Ventoux Securities, LLC

Ventoux is exempt from Rule 15c3-3 because it meets conditions set forth in paragraph (k) of Rule 15c3-3; specifically 2i. The statements made in the report are made to the best knowledge and belief of the broker-dealer. The exemption provisions were met for the year ended December 31, 2015 "without exception."



Mark Jordan

1/8/16

4605 Monte Sereno Drive, Loomis, CA 95650
Phone: (678-701-5893) Fax: (770-206-2247)

AGL | Ascent
Your Financial Business Matters.

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.agl-ascent.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Ventoux Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Ventoux Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ventoux Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Ventoux Securities, LLC's management is responsible for Ventoux Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting that there were none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AGL Ascent Group, LLC

Duluth, Georgia
January 29, 2016

Ventoux Securities, LLC

Ventoux is exempt from Rule 15c3-3 because it meets conditions set forth in paragraph (k) of Rule 15c3-3; specifically 2i. The statements made in the report are made to the best knowledge and belief of the broker-dealer. The exemption provisions were met for the year ended December 31, 2015 "without exception."



Mark Jordan

1/8/16

4605 Monte Sereno Drive, Loomis, CA 95650
Phone: (678-701-5893) Fax: (770-206-2247)


AGL | Ascent
Your Financial Business Matters.

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.agl-ascent.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Ventoux Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Ventoux Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ventoux Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Ventoux Securities, LLC's management is responsible for Ventoux Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting that there were none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AGL Ascent Group, LLC

Duluth, Georgia
January 29, 2016